UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 001-14974

Technicolor

1, rue Jeanne d'Arc

92443 Issy-les-Moulineaux

France

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Form 20-F    Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: February 18, 2010	Title:	Corporate Secretary

PRESS RELEASE

FY 2009 Results (unaudited)

•

Full year 2009 revenues down 14.5% at constant currency for continuing activities and down 10.9% on new perimeter1

o

In a challenging environment, FY 2009 Group’s revenues from continuing activities amounted to €3,529 million, down 13.9% at current currency compared to FY 2008. Revenues from new perimeter activities declined by 10.4% in 2009 at current currency.

o

4Q 2009 Group’s revenues from continuing activities amounted to €926 million, down 23.7% at constant currency compared to 4Q 2008, mainly due to a significant year-on-year drop in Connect volumes partly explained by a very strong fourth quarter 2008 with very high orders for Digital to Analog adaptors from one US cable operator.

•

Full year 2009 adjusted EBITDA2 at €486 million, or 13.8% of sales, up 1.8 points vs. 2008; full year 2009 adjusted EBIT3 at €247 million, or 7.0% of sales, up 2.3 points vs. 2008

o

The increase of 2.3 points in adjusted EBIT margin compared to 2008 resulted from a 1.8 points improvement in adjusted EBITDA margin and from a 0.5 point decrease in Depreciation & Amortization as a percentage of sales, mostly related to 2008 asset write-offs and impairments.

o

2H 2009 adjusted EBITDA and adjusted EBIT margins increased respectively by 2.8 points and 3.0 points year-on-year, driven by an overall improvement in business mix and by efficiency gains in most of the Group’s activities.

•

Group net result of €(342) million and net profit from continuing activities of €33 million for the full year 2009

o

Group net result for 2009 impacted by a €(375) million loss from discontinued operations, including  €(276) million in impairment charges on discontinued activities incurred in 1H 2009.

o

Group net result for 2H 2009 amounted to €(17) million, impacted by a €(46) million loss from discontinued activities primarily reflecting a loss from the Grass Valley business.

•

Free cash flow4 for the year 2009 of €(63) million, including a positive free cash flow of €177 million in 2H 2009

o

Group free cash flow at €177 million in the second half, mainly driven by lower capex and by improvement in working capital resulting from lower activity and from improved inventory management.

o

Net debt of €2,176 million at 31 December 2009 compared to €2,311 million at 30 June 2009. Cash position of €569 million at 31 December 2009.

•

Priorities for 2010

o

While visibility on the overall market environment remains low, the Group is focusing on winning new clients to deliver revenue growth in 2H 2010. The Group expects 1H 2010 revenue trend to be in line with 2H 2009 trend.

1 New perimeter refers to all continuing activities except the retail telephony business, classified as Other and exited in 2009.

2 EBITDA from continuing activities minus restructuring and impairment charges, and minus other income and expenses (full details on page 4).

3 EBIT from continuing activities minus restructuring and impairment charges, and minus other income and expenses (full details on page 4).

4 Cash from / (used) in operating activities less change in working capital and other assets and liabilities, tax, financial and non current cash out.

o

The Group will continue to strongly focus on operational efficiencies and cash generation in order to finance the capex and working capital requirements necessary for expected increased business activity in 2H 2010.

o

The Group intends to progress its divestment and closure program already underway, and stem the cash losses related to some of the activities it is seeking to divest.

Paris (France), 17 February 2010  The Board of Directors of Technicolor (Euronext Paris 18453; NYSE: TCH) met today to review the Group’s full year 2009 results.

Comment by Frederic Rose, CEO

“2009 was an extremely challenging year that saw Technicolor achieve significant progress. While the financial restructuring clearly affected our ability to win material new customers, we were able to put 2009 to good use in order to significantly improve our operational profitability and cash generation, despite adverse macro-economic environment. Notwithstanding important operational losses due to Grass valley, the positive net result from our continuing activities in the second half is also encouraging.

The conclusion of our financial restructuring following today’s court decision to end the “sauvegarde” proceeding will enable us to compete again effectively for new customers. In this regard, our recently announced contract with Warner Bros., as well as significant awards in the last few weeks from a US satellite provider and a European telco for set top boxes and gateways, provide positive signs for the year to come.”

Summary of consolidated full year 2009 results (unaudited)

All figures are preliminary and subject to final audit. The audit process is in progress.

In € million	Second Half			Full Year
	2008	2009	Change, reported	2008	2009	Change, reported
Group revenues from continuing activities	2,264	1,728	(23.7)%	4,099	3,529	(13.9)%
Change at constant rates		(21.8)%			(14.5)%
of which revenues from new perimeter	2,137	1,700	(20.5)%	3,827	3,430	(10.4)%
Change at constant rates		(18.6)%			(10.9)%
EBITDA from continuing activities	(571)	209		(420)	375
as a % of revenues	(25.2)%	12.1%		(10.2)%	10.6%
Adjusted EBITDA from continuing activities	305	281	(7.7)%	491	486	(1.0)%
as a % of revenues	13.5%	16.3%	+2.8 pt	12.0%	13.8%	+1.8 pt
EBIT from continuing activities	(762)	85		(741)	136
as a % of revenues	(33.7)%	4.9%		(18.1)%	3.8%
Adjusted EBIT from continuing activities	138	157	13.8%	195	247	27.0%
as a % of revenues	6.1%	9.1%	+3.0 pt	4.7%	7.0%	+2.3 pt
Financial result	(303)	(58)		(376)	(68)
Share of profit/(loss) from associates	(4)	(0)		(4)	(0)
Income tax	(85)	2		(104)	(35)
Profit/(loss) from continuing activities	(1,153)	29		(1,225)	33
Loss from discontinued operations	(597)	(46)		(708)	(375)
Net income, Group share	(1,748)	(17)		(1,930)	(342)
Operating cash flow from continuing operations[5]	150	192	28.2%	215	271	26.1%
Free cash flow	(482)	177		(591)	(63)
Net financial debt	2,116	2,176	+60.0	2,116	2,176	+60.0

Reconciliation of adjusted indicators

Technicolor is presenting, in addition to published results and with the aim to provide a more comparable view of the evolution of its operating performance vs. 2008, a set of adjusted indicators which exclude the following items as per the income statement of our financial statements:

•

Restructuring charges

•

Impairment charges

•

Other income and expenses (other non-current items)

5 Operating cash flow from continuing activities is defined as adjusted EBITDA minus capex and restructuring cash out

These adjustments, the reconciliation of which is presented in the following table, amount to an impact on the Group EBITDA and EBIT from continuing activities of €(111) million for 2009, compared to an impact of €(936) million for 2008.

In € million	2008	2009	Change
EBIT from continuing activities	(741)	136	(877)
Write-offs included in cost of sales and operating expenses	(79)	0
Restructuring charges, net	(166)	(41)
Impairment losses on non-current operating assets	(666)	(80)
Other income / (expense)	(25)	10
Adjusted EBIT from continuing activities	195	247	+52
As a % of revenues	4.7%	7.0%	+2.3 pt
Depreciation and amortization (D&A)*	296	239	(57)
Adjusted EBITDA from continuing activities	491	486	(5)
As a % of revenues	12.0%	13.8%	+1.8 pt
* including impact of provision for risks, litigations and warranties

Summary of second half and full year 2009 divisional indicators (unaudited)

		Second Half			Full Year
In € million		2008	2009	Change at constant rates	2008	2009	Change at constant rates
Group revenues from continuing activities		2,264	1,728	(21.8)%	4,099	3,529	(14.5)%
of which:	Entertainment Services	1,030	907	(9.8)%	1,845	1,705	(8.2)%
	Connect	890	595	(31.9)%	1,579	1,329	(16.7)%
	Technology	211	195	(4.4)%	392	390	0.2%
Adjusted EBITDA from continuing activities		305	281		491	486
as a % of revenues		13.5%	16.3%		12.0%	13.8%
of which:	Entertainment Services	145	149		214	223
	as a % of revenues	14.1%	16.4%		11.6%	13.1%
	Connect	72	54		111	101
	as a % of revenues	8.1%	9.1%		7.0%	7.6%
	Technology	163	143		287	283
	as a % of revenues	77.2%	73.5%		73.3%	72.5%
Adjusted EBIT from continuing activities		138	157		195	247
as a % of revenues		6.1%	9.1%		4.7%	7.0%
of which:	Entertainment Services	40	63		27	70
	as a % of revenues	3.9%	7.0%		1.4%	4.1%
	Connect	38	19		47	23
	as a % of revenues	4.3%	3.2%		3.0%	1.7%
	Technology	153	134		270	266
	as a % of revenues	72.2%	68.7%		68.8%	68.2%
Operating Cash Flow from continuing activities		150	192		215	271
Group Free Cash Flow		(482)	177		(591)	(63)

Key highlights

Revenues

•

In the fourth quarter 2009, Group revenues from continuing activities amounted to €926 million, down 26.5% at current currency compared to fourth quarter 2008, and down 23.7% at constant currency. New perimeter revenues reached €911 million, down 21.1% at constant currency compared to the fourth quarter 2008.

-

The revenue trend in Entertainment Services activities improved sequentially in the fourth quarter 2009 compared to third quarter 2009, driven by strong growth in Creation and Theatrical Services and market share gains, which partly offset continuing pressure on DVD volumes, but revenues were lower than in the fourth quarter 2008.

-

Connect activities maintained market share vs. the third quarter 2009, but satellite volumes continued to be impacted in the fourth quarter 2009 by high levels of refurbishment in the US. The overall volume trend compared to the fourth quarter 2008 is also affected by an unfavorable comparison base related to the very significant orders placed by a US cable client for Digital to Analog boxes at the end of last year.

-

Technology revenues were lower than in the fourth quarter 2008 due to the disposal of the Software and Technology Solutions business in July 2009 and to lower licensing revenues due to the absence of material new contracts in the fourth quarter 2009. Compared to the third quarter 2009, Licensing revenues were stable, with a steady contribution from MPEG-LA and from core programs.

•

Following a third quarter 2009 also strongly impacted by a decline in Connect sales and by the exit of the residential telephony business, second half 2009 Group revenues from continuing activities were down 23.7% at current currency and 21.8% at constant currency compared to the second half 2008.

•

In a challenging environment due to the company’s financial restructuring and difficult macro-economic conditions, Group revenues from continuing activities amounted to €3,529 million in 2009, down 13.9% at current currency and 14.5% at constant currency.

Operating profitability indicators

•

EBITDA from continuing activities amounted to €209 million in the second half 2009 compared to €(571) million in the second half 2008. Adjusted EBITDA from continuing activities amounted to €281 million in the second half 2009, or 16.3% of revenues, an increase of 2.8 points compared to second half 2008 resulting from efficiency gains in most of the Group’s businesses and from continuing improvement in overall business mix as well as in the revenue mix of Entertainment Services and Connect. As a result, the decrease in adjusted EBITDA from continuing activities was limited to €24 million compared to second half 2008 despite the €536 million drop in revenues.

•

EBIT from continuing activities reached €85 million in the second half 2009, compared to a loss of €(762) million in the second half 2008. On an adjusted basis, EBIT reached 9.1% of revenues in the second half 2009, a 3.0 points improvement compared to second half 2008, driven by mix improvement across Entertainment Services and Connect, and by efficiency gains in most of the Group’s businesses.

•

Adjusted EBITDA from continuing activities amounted to €486 million in 2009 compared to €491 million in 2008. Thus, the drop in revenues was partly offset at adjusted EBITDA level owing to the operating efficiency plan and an improved business mix.

Net income

•

Net income from continuing activities amounted to €29 million in second half 2009, including a financial result of €(58) million. For the full year 2009, net income from continuing activities amounted to €33 million, including a financial result of €(68) million.

•

Net loss from discontinued activities (mainly Grass Valley, PRN and Screenvision) amounted to €(46) million in the second half 2009, reflecting mostly EBIT losses at Grass Valley. Net loss from discontinued activities amounted to €(375) million for the full year 2009, including €(276) million impairment charges recorded in the first half 2009.

•

Net income (Group share) amounted to a loss of €(17) million in the second half 2009 and to a loss of €(342) million for the full year 2009.

Operating Cash Flow from continuing activities

•

In the second half 2009, cash outflow for net capital expenditures amounted to €51 million, a €74 million decrease compared to second half 2008, driven by tight control over capex spending and lower investment requirements in the Entertainment Services, mainly due to the volume decrease in DVD replication. In all, the Group was able to offset the slight decline in adjusted EBITDA described above and the continued spending for restructuring actions while improving operating cash flow from continuing activities, which reached €192 million in the second half 2009 as compared to €150 million in the second half 2008.

•

Operating cash flow from continuing activities amounted to €271 million in 2009, an increase of €56 million compared to 2008.

Debt situation and cash position

•

Group free cash flow reached €177 million in the second half 2009 compared to €(482) million in the second half 2008, which had been impacted by a specific negative increase in working capital related to the alignment of the supplier payment cycle with contractual terms and with a material reduction in factoring. Following the completion of this alignment process in the first quarter 2009, working capital requirements improved significantly in the second half 2009, mainly as a consequence of lower activity in Connect.

•

Group free cash flow amounted to €(63) million in 2009, including the negative impact of the one-off increase in working capital requirements incurred in the first quarter 2009 consecutive to the alignment of the supplier payment cycle to contractual terms.

•

Net debt amounted to €2,176 million at 31 December 2009, compared to €2,311 million at 30 June 2009 and to €2,116 million at 31 December 2008.

•

Cash position amounted to €569 million at 31 December 2009, compared to €511 million at 30 June 2009 and to €769 million at 31 December 2008. As of 12 February 2009, the company has generated €47 million proceeds from disposals, mainly from Videocon share sales completed in the second half 2009 and early 2010.

Dividend

The Board proposes no dividend for the fiscal year 2009.

Fourth quarter and second half 2009 divisional review

	In € million	4Q 2008	4Q 2009	2H 2008	2H 2009
	Revenues from continuing activities	1,259	926	2,264	1,728
	Change, as reported (%)		(26.5)%		(23.7)%
	Change at constant currency (%)		(23.7)%		(21.8)%
	Revenues from new perimeter activities	1,195	911	2,137	1,700
	Change, as reported (%)		(23.8)%		(20.5)%
	Change at constant currency (%)		(21.1)%		(18.6)%
of which:	Entertainment Services	556	486	1,030	907
	Change at constant currency (%)		(8.3)%		(9.8)%
	Connect	529	328	890	595
	Change at constant currency (%)		(36.6)%		(31.9)%
	Technology	107	97	211	195
	Change at constant currency (%)		(7.7)%		(4.4)%
	EBITDA from continuing activities			(571)	209
	EBITDA margin (%)			(25.2)%	12.1%
	Adjusted EBITDA from continuing activities			305	281
	Change, as reported (%)				(7.7)%
	Adjusted EBITDA margin (%)			13.5%	16.3%
	EBIT from continuing activities			(762)	85
	EBIT margin (%)			(33.7)%	4.9%
	Adjusted EBIT from continuing activities			138	157
	Change, as reported (%)				+13.8%
	Adjusted EBIT margin (%)			6.1%	9.1%

Entertainment Services (former Technicolor division)

A diagram reconciling the current nomenclature of Entertainment Services activities with the nomenclature detailed in the 2008 annual report is presented in appendix.

Revenues for the quarter are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported revenues for Entertainment Services in the second half 2008 came to €1,149 million, of which €118 million from Media Networks business (principally PRN and Screenvision) now treated as discontinued. Previous EBIT for Entertainment Services in the second half 2008 amounted to €(697) million, of which €(70) million from activities now treated as discontinued.

Entertainment Services financial indicators

In € million	4Q 2008	4Q 2009	2H 2008	2H 2009
Revenues	556	486	1,030	907
Change, as reported (%)		(12.6)%		(11.9)%
Change at constant currency (%)		(8.3)%		(9.8)%
EBITDA			(505)	98
Change, as reported (%)				nm
EBITDA margin (%)			(49.0)%	10.8%
Adjusted EBITDA			145	149
Change, as reported (%)				2.6%
Adjusted EBITDA margin (%)			14.1%	16.4%
EBIT			(627)	13
EBIT margin (%)			(60.9)%	1.4%
Adjusted EBIT			40	63
Adjusted EBIT margin (%)			3.9%	7.0%

Market conditions remained challenging in the second half 2009, with continuing pressure on DVD volumes and a weak economic environment which constrained the number of new film releases and advertizing spending. In this difficult environment, Entertainment Services activities managed to maintain or increase market share while continuing to improve their cost base at a faster pace than the overall revenue decline.

As a result, adjusted EBITDA of Entertainment Services was nearly stable compared to the second half 2008, and reached €149 million in the second half 2009 or 16.4% of revenues, an improvement of 2.3 point of sales compared to the same period in 2008. Adjusted EBIT benefited from lower D&A compared to the second half 2008 as a result of the asset write-offs which occurred at the end of 2008.

Second half Entertainment Services EBIT was negatively impacted by a €50 million impairment charge, mostly related to a contract advance made to a US client in 2005.

Operating cash flow generation of Entertainment Services increased materially in the second half 2009 compared to the second half 2008 as a result of stable adjusted EBITDA and lower capex, driven by the volume decrease in DVD replication and by tight control over investments.

o

Creation and Theatrical Services

Creation and Theatrical Services recorded strong growth in the second half of 2009 compared to the second half 2008, mainly driven by market share gains in Creation and improved market conditions in Film. Margins and cash generation in Creation and Theatrical activities increased as a result of mix improvement in Film and higher activity in Digital Production.

Creation Services revenues increased in the second half 2009 compared to the second half 2008, with strong growth in Digital Production activities (visual effects, animation) outstripping the impact of difficult market conditions on Post-Production services.

-

During the fourth quarter 2009, Digital Production benefited from increased activity in visual effects for Film resulting from major project wins (Clash of the Titans, Percy Jackson, Robin Hood). In a weak advertising market, the activity in visual effects for commercials improved its market positions over the second half of 2009.

-

Notwithstanding difficult market conditions which affected revenues for post-production services in the fourth quarter of 2009, the Company believes that the Group’s overall market share increased in this business.

Despite the lower performance in Post Production, operating profitability of Creation Services improved significantly in the second half 2009 compared to the second half 2008 due to increased activity in visual effects, ramp-up of both our Indian animation facility and Los Angeles commercials operation, and operational improvement initiatives.

Theatrical Services recorded sustained revenue growth in the second half 2009. Film services activities benefited from a strong release slate in the fourth quarter 2009, which compensated for the weak third quarter 2009 performance. Film reel volumes increased slightly in the second half 2009 compared to the second half 2008, with an improved mix which had a positive impact on profitability and cash generation. Our market position remained stable in Film over the period, whilst our Digital Cinema business continued to expand in the second half 2009.

Theatrical Services volume indicators

KPIs	4Q 2008	4Q 2009	2H 2008	2H 2009
Film footage (bn feet)	0.9	1.1	1.9	2.0
Change (%)		+23%		+2%

o

Digital Content Delivery Services

In the second half of 2009, Digital Content Delivery Services activities were affected by weak market conditions.

-

The Media Management Services business suffered from strong pressure on volumes resulting from lower orders from studios and broadcasters for DVD (fewer catalog and new releases) and TV content management.

-

In a market impacted by the decline in advertising spend, second half 2009 revenues of our Broadcast Services business were slightly down compared to second half 2008 but flat compared to first half 2009, with a sequential increase in the fourth quarter over third quarter 2009 due to recent contract wins with existing customers.

Digital Content Delivery Services margins decreased as a result of lower activity but cash generation continued to improve in second half 2009 compared to second half 2008 as a result of lower capex requirements in Broadcast activities.

o

DVD Services

DVD Services volume indicators

In million units	4Q 2008	4Q 2009	2H 2008	2H 2009
DVD volumes (million units)	428	341	793	622
Change (%)		(20)%		(22%)
o/w SD DVD	357	288	663	531
Change (%)		(19)%		(20)%
o/w BD	16	21	26	36
Change (%)		+34%		+38%
o/w Games and Kiosk	55	31	104	55
Change (%)		(43)%		(47)%

In the fourth quarter 2009, DVD activities remained negatively impacted by overall weakness in studio new release and catalog volumes. This resulted in strong reduction in volume within DVD Services, in-line with general DVD market trends. Despite lower second half 2009 revenues attributable to such volume weakness, margins and cash generation in DVD activities continued to improve as a result of substantial and ongoing cost reduction actions, efficiency gains and improved product mix year-on-year with strong growth in Blu-ray™, continued reductions in kiosk-related volumes and lower capex in replication activities.

Connect

A diagram reconciling the current nomenclature of Connect activities with the nomenclature detailed in the 2008 annual report is presented in appendix.

Revenues for the quarter and six-month operating profitability are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported revenues for Connect in second half 2008 amounted to €1,271 million, of which €381 million from activities now treated as discontinued or Other continuing, principally the Grass Valley business and the remaining European and Asian Telephony businesses. Previous EBIT for Connect in second half 2008 amounted to €(590) million, of which €(544) million from activities now treated as discontinued or Other continuing.

Connect financial and volume indicators

In € million	4Q 2008	4Q 2009	2H 2008	2H 2009
Revenues	529	328	890	595
Change, as reported (%)		(37.9)%		(33.1)%
Change at constant currency (%)		(36.6)%		(31.9)%
EBITDA			(8)	49
Change, as reported (%)
EBITDA margin (%)			(0.9)%	8.2%
Adjusted EBITDA			72	54
Change, as reported (%)				(24.8)%
Adjusted EBITDA margin (%)			8.1%	9.1%
EBIT			(46)	14
EBIT margin (%)			(5.2)%	2.3%
Adjusted EBIT			38	19
Adjusted EBIT margin (%)			4.3%	3.2%
KPIs
Cable (m)	3.5	1.7	4.9	2.9
Satellite (m)	3.1	2	5.5	3.7
Telecom (m)	3.4	2.6	5.9	5.0
Total Access Products (m)	10	6.4	16.4	11.6
Change		(36.7)%		(29.2)%

Fourth quarter 2009 revenues for Connect remained impacted by the Group’s reduced ability to win major new access product contracts in 2009 due to its overall financial situation, but the group maintained in the fourth quarter 2009 its market positions in line with the previous quarter. Year-on-year volume decline in Digital Home Products resulted from:

•

Low orders for satellite set-top boxes in North America due to higher levels of refurbishment of previously deployed boxes; estimated market share in satellite was stable and the increased price pressure over the last quarter was partly offset by improved mix;

•

Market share loss with one European telecom operator, as previously reported in Q3 2009;

•

Strong decline in cable volumes, mostly due to the unfavorable comparison base against fourth quarter 2008 volumes which benefited from a very high level of orders for Digital to Analog adaptors from one US cable operator. Estimated market share in cable was stable and the increased price pressure over the last quarter was partly compensated by improved mix.

Fourth quarter 2009 revenues of the Software Service Platform business recovered their previous year level following three very weak quarters. This inflection in trend was mainly due to the positive performance of our Voice over IP platform.

Despite the substantial drop in second half 2009 revenues for Connect, the activity remained profitable over the period with a €54 million adjusted EBITDA due to:

•

An improvement in mix, specifically in satellite set-top boxes;

•

A material decrease in costs of non-quality resulting from the launch in the third quarter 2009 of a program to overhaul portfolio management and development processes.

In addition, Cash flow generation improved in the second half 2009 compared to the same period last year due to:

•

Slightly lower capital expenditure and cash restructuring charges;

•

Significant working capital requirements improvement resulting from lower activity, sharp reduction in inventory levels and to key components supply chain improvement.

Technology

A diagram reconciling the current nomenclature of Technology activities with the nomenclature detailed in the 2008 annual report is presented in appendix.

Technology financial indicators

In € million	4Q 2008	4Q 2009	2H 2008	2H 2009
Revenues	107	97	211	195
Change, as reported (%)		(9.3)%		(7.8)%
Change at constant currency (%)		(7.7)%		(4.4)%
Of which Licensing revenues	105	96	206	194
Change, as reported (%)		(8.0)%		(5.5)%
Change at constant currency (%)		(6.3)%		(2.0)%
EBITDA			138	120
Change, as reported (%)				(12.9)%
EBITDA margin (%)			65.4%	61.8%
Adjusted EBITDA			163	143
Change, as reported (%)				(12.2)%
Adjusted EBITDA margin (%)			77.2%	73.5%
EBIT			128	111
EBIT margin (%)			60.4%	57.0%
Adjusted EBIT			153	134
Adjusted EBIT margin (%)			72.2%	68.7%

Second half 2009 revenues from the Technology business were impacted by the sale of the Software and Technology Solutions (STS) business to Civolution in July 2009. In the fourth quarter 2008, the STS business generated revenues of about €2 million.

In the second half 2009, Licensing activities benefited from a stable revenue stream from the MPEG-LA pool and from the sustained performance of the other licensing programs. Fourth quarter 2009 revenues from Licensing were stable compared to the previous quarter, but below fourth quarter 2008 due to the absence of material new contracts in the fourth quarter 2009.

Adjusted EBITDA for the Technology business was negatively impacted in the second half 2009 by:

-

Lower revenues from Licensing in the fourth quarter 2009;

-

Costs related to the launch of the Advanced Design Center within Corporate Research, partly offset by research sites rationalization;

-

A slight increase in patent filing, prosecution and maintenance costs. The company has taken action to optimize its patent portfolio management costs.

o

Other continuing activities

Total EBIT from other continuing activities amounted to €(14) million in the second half 2009 compared to €(153) million in the second half 2008. This EBIT loss was largely related to expenses related to activities being exited, mainly the retail telephony business in North America. The improvement since 2008 is mainly due to the closing of the remaining Genlis plant and Silicon activities and the sale of Tuners, all during 2008.

o

Discontinued activities

Total EBIT from discontinued activities amounted to €(26) million in the second half 2009. This EBIT loss was largely related the loss of Grass Valley.

An analyst conference call hosted by Frederic Rose, CEO and Stephane Rougeot, CFO will be held today at 15:00 CET. The presentation document will be made available on the Technicolor website prior to the call.

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This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors beyond Technicolor’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements due to changes in global economic and business conditions, risks related to its debt restructuring, and risks related to its operations in general. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s Form 20-F (formerly Thomson) and other filings with the U.S. Securities and Exchange Commission and Technicolor’s Rapport Annuel and other filings with the French Autorité des marchés financiers.

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About Technicolor

With more than 95 years of experience in technological innovation, Technicolor is a leading provider is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; the largest independent manufacturer and distributor of DVDs (including Blu-ray™ Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business. For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

NOMENCLATURE RECONCILIATION

The following diagram reconciles the current nomenclature of Entertainment Services activities with the nomenclature presented in the 2008 annual report.

The following diagram reconciles the current nomenclature of Connect activities with the nomenclature presented in the 2008 annual report.

The following diagram reconciles the current nomenclature of Technology activities with the nomenclature presented in the 2008 annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(€ in millions)	2009	2008	2007
Continuing operations
Revenues	3,529	4,099	4,681
Cost of sales	(2,747)	(3,355)	(3,652)

Gross margin	782	744	1,029

Selling and administrative expenses	(382)	(459)	(463)
Research and development expenses	(153)	(169)	(182)
Restructuring costs	(41)	(166)	(79)
Net impairment losses on non-current operating assets	(80)	(666)	(1)
Other income (expense)	10	(25)	114
Profit (loss) from continuing operations before tax and net finance costs	136	(741)	418

Interest income	8	16	20
Interest expense	(51)	(91)	(101)
Other financial income (expense)	(25)	(301)	4
Net finance costs	(68)	(376)	(77)

Share of profit (loss) from associates	-	(4)	1
Income tax	(35)	(104)	(26)
Profit (loss) from continuing operations	33	(1,225)	316

Discontinued operations
Net loss from discontinued operations	(375)	(708)	(339)

Net income (loss)	(342)	(1,933)	(23)
Attributable to:
- Equity Holders	(342)	(1,930)	(23)
- Minority interests	-	(3)	-

	Year ended December 31,
(in euro, except number of shares)	2009	2008	2007

Weighted average number of shares outstanding (basic net of treasury stock)	263,089,971	262,940,152	262,787,361

Earnings(loss) per share from continuing operations
- basic	0.13	(4.72)	1.13
- diluted	0.13	(4.72)	0.99
Earnings (loss) per share from discontinued operations
- basic	(1.43)	(2.69)	(1.29)
- diluted	(1.43)	(2.69)	(1.18)
Total earnings (loss) per share
- basic *	(1.30)	(7.41)	(0.16)
- diluted *	(1.30)	(7.41)	(0.19)
* The dividends on the subordinated perpetual notes (whenever they do not impact the net result) are taken as a reduction of earnings for the purpose of calculating earnings per share.

CONSOLIDATED BALANCE SHEETS

(€ in millions)	December 31, 2009	December 31, 2008	December 31, 2007
ASSETS

Non-current assets:
Property, plant and equipment	431	541	693
Goodwill	746	926	1,645
Other intangible assets	456	673	938
Investments in associates	7	7	10
Investments and available-for-sale financial assets	42	52	397
Derivative financial instruments	-	-	16
Contract advances and up-front prepaid discount	60	131	122
Deferred tax assets	426	515	503
Income tax receivable	20	21	67
Other non-current assets	37	41	53
Cash collateral	13	-	-

Total non-current assets	2,238	2,907	4,444

Current assets:
Inventories	97	270	332
Trade accounts and notes receivable	555	968	918
Current accounts with associates and joint ventures	5	4	12
Derivative financial instruments	7	85	17
Income tax receivable	15	32	10
Other current assets	316	485	464
Cash collateral	82	38	-
Cash and cash equivalents	569	769	572
Assets classified as held for sale	436	33	1

Total current assets	2,082	2,684	2,326

Total assets	4,320	5,591	6,770

CONSOLIDATED BALANCE SHEETS

(€ in millions)	December 31, 2009	December 31, 2008	December 31, 2007
EQUITY AND LIABILITIES

Shareholders’ equity:
Common stock (269,890,028 shares at December 31, 2009 with nominal value of €3.75 per share)	1,012	1,012	1,012
Treasury shares	(156)	(159)	(154)
Additional paid in capital	1,643	1,643	1,539
Subordinated perpetual notes	500	500	500
Other reserves	112	139	282
Retained earnings (accumulated deficit)	(3,340)	(2,998)	(932)
Cumulative translation adjustment	(226)	(272)	(202)

Shareholders’ equity (deficit)	(455)	(135)	2,045

Minority interests	2	1	10

Total equity (deficit)	(453)	(134)	2,055

Non-current liabilities:
Borrowings	16	22	1,078
Retirement benefits obligations	310	332	352
Restructuring provisions	16	17	25
Derivative financial instruments	-	-	11
Other provisions	92	103	50
Deferred tax liabilities	198	284	204
Other non-current liabilities	60	45	59

Total non-current liabilities	692	803	1,779

Current liabilities :
Borrowings	2,727	2,862	745
Derivative financial instruments	4	46	35
Retirement benefits obligations	60	71	51
Restructuring provisions	48	115	75
Other provisions	68	102	89
Trade accounts and notes payable	435	968	1,160
Accrued employee expenses	128	155	168
Income tax payable	7	32	58
Other current liabilities	345	548	547
Payables on acquisition of companies	2	1	7
Liabilities classified as held for sale	257	22	1

Total current liabilities	4,081	4,922	2,936
Total liabilities	4,773	5,725	4,715

Total equity (deficit) and liabilities	4,320	5,591	6,770

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions)	Year ended December 31
	2009	2008	2007
Net income (loss)	(342)	(1,933)	(23)
Loss from discontinued operations	(375)	(708)	(339)
Profit (loss) from continuing operations	33	(1,225)	316
Summary adjustments to reconcile profit from continuing operations to cash generated from continuing operations
Depreciation and Amortization (1)	270	452	300
Impairment of assets (2)	82	711	15
Net changes in provisions (3)	(80)	94	(129)
(Profit) / loss on asset sales	(12)	(1)	(55)
Interest (Income) and Expense	43	57	81
Other non cash items (including tax)	43	185	15
Changes in working capital and other assets and liabilities	(120)	(335)	36
Cash generated from / (used in) continuing operations	259	(62)	579
Interest paid	(51)	(71)	(73)
Interest received	7	5	8
Income tax paid	(36)	(30)	(63)
Net operating cash generated from / (used in) continuing activities	179	(158)	451
Net operating cash used in discontinued operations	(81)	(160)	(170)
Net cash from / (used in) operating activities (I)	98	(318)	281

Acquisition of subsidiaries, associates and investments, net of cash acquired	(4)	(14)	(48)
Net cash impact from sale of investments	23	5	42
Purchases of property, plant and equipment (PPE)	(121)	(164)	(148)
Proceeds from sale of PPE and intangible assets	17	3	109
Purchases of intangible assets including capitalization of development costs	(44)	(65)	(49)
Cash collateral granted to third parties	(59)	(35)	-
Cash collateral reimbursed by third parties	3	-	-
Loans (granted to) / reimbursed by third parties	(8)	(3)	-
Net investing cash generated used in continuing activities	(193)	(273)	(94)
Net investing cash generated from / (used in) discontinued operations	(35)	(78)	(45)
Net cash used in investing activities (II)	(228)	(351)	(139)

Purchases of treasury shares and others	-	1	(7)
Repayment of convertible bonds	-	(367)	-
Proceeds from borrowings	3	1,611	165
Repayments of borrowings	(50)	(338)	(890)
Fees paid linked to the debt and capital restructuring	(27)	-	-
Dividends and distributions paid to Group’s shareholders	-	(29)	(117)
Net financing cash generated from/ (used in) continuing activities	(74)	878	(849)
Net financing cash used in discontinued operations	(1)	(8)	(12)
Net cash provided by / (used) in financing activities (III)	(75)	870	(861)

Net (decrease) / increase in cash and cash equivalents (I+II+III)	(205)	201	(719)
Cash and cash equivalents at beginning of year	769	572	1,311
Exchange losses on cash and cash equivalents	5	(4)	(20)
Cash and cash equivalents at end of year	569	769	572

(1) Including € 151 million of depreciation of our investment in Videocon Industries in 2008 and € 7 million of depreciation of non-quoted shares in 2009

(2) Including € 2 million and € 45 million of impairment of assets as part of restructuring plans in 2009 and 2008 respectively

(3) Including non cash impact of € (62) million in 2007 corresponding to the net gains on the medical plan curtailments